As Filed with the Securities and Exchange Commission on May 29, 2003 Contains Confidential Information Filed pursuant to a request for Confidential Treatment

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended March 31, 2003

Pepco Holdings, Inc.
Conectiv
Conectiv Energy Holding Company
ACE REIT, Inc.
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

Item 1. - ORGANIZATION CHART
Name of Reporting Company	Energy or Gas Related Company	State of Organization	Date of Organization	% of Voting Securities Held
Pepco Holdings, Inc.
Potomac Electric Power Company
Microcell Corporation	Energy related	NC	1/3/00	5
Pepco Energy Services, Inc.	Energy related	DE	3/7/95	100
Trigen-Pepco Energy Services, LLC	Energy related	DC	12/15/00	50
Viron/Pepco Services Partnership	Energy related	DE	9/30/99	50
PES Landfill Gas Corporation	Energy related	DE	5/31/02	100
Fauquier Landfill Gas, LLC	Energy related	DE	4/23/99	75
Pepco Building Services, Inc.	Energy related	DE	12/7/98	100
MET Electrical Testing Company, Inc	Energy related	DE	12/7/98	100
Seaboard Mechanical Services, Inc.	Energy related	DE	6/27/01	100
Engineered Services, Inc.	Energy related	DE	11/27/00	100
Unitemp, Inc.	Energy related	DE	5/31/01	100
G&L Mechanical Services, Inc.	Energy related	DE	12/5/00	100
Conectiv
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.	Energy related	DE	7/3/75	100
Conectiv Operating Services Company	Energy related	DE	5/8/87	100
Delaware Operating Services Company	Energy related	DE	12/19/02	100
PHI Operating Services Company	Energy related	DE	12/19/02	100
Atlantic Generation, Inc.	Energy related	DE	10/9/86	100
Vineland Limited, Inc.	Energy related	DE	8/24/90	100
Vineland Cogen. Limited Partnership	Energy related	DE	9/27/90	50
Vineland General, Inc.	Energy related	DE	8/24/90	100
Pedrick Gen, Inc.	Energy related	DE	7/28/89	100
Binghamton Limited, Inc.	Energy related	DE	5/2/90	100
Binghamton General, Inc.	Energy related	DE	5/2/90	100
Conectiv Solutions LLC
Conectiv Services, Inc.
Conectiv Thermal Systems, Inc.	Energy related	DE	5/5/94	100
ATS Operating Services, Inc.	Energy related	DE	3/31/95	100
Atlantic Jersey Thermal Systems, Inc	Energy related	DE	5/10/94	100
Thermal Energy L.P. I	Energy related	DE		100
ATE Investment, Inc.
King Street Assurance Ltd.
Enertech Capital Partners, LP	Energy related	DE	8/9/96	94
Enertech Capital Partners II, LP	Energy related	DE	4/14/00	10
Conectiv Properties and Investments, Inc.
DCTC-Burney, Inc.	Energy related	DE	6/26/87	100
Forest Products, L.P.	Energy related	DE	10/5/89	1
Burney Forest Products, a Joint Venture	Energy related	CA		55.56
Tech Leaders II, L.P.	Energy related	DE	10/28/94	2.6

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS ISSUANCES AND RENEWALS OF SECURITIES
Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period($)	Interest Rate (%)	Cumulative Amount of Securities ($)
PHI Service Company, Agent	Atlantic Generation, Inc.	Money Pool Advance	N/A	*	N/A	*
PHI Service Company, Agent	Conectiv Energy Supply, Inc.	Money Pool Advance	Issue	*	*	*
Pepco Holdings, Inc.	DCTC-Burney, Inc.	Short-Term Note	Issue	*	*	*
PHI Service Company, Agent	DCTC-Burney, Inc.	Money Pool Advance	Issue	*	*	*
Pepco Holdings, Inc.	Delaware Operating Services Company	Short-Term Note	Issue	*	*	*
Pepco Holdings, Inc.	PHI Operating Services Company	Short-Term Note	Issue	*	*	*
PHI Service Company, Agent	Pepco Energy Services, Inc.	Money Pool Advance	N/A	*	*	*
Note: PHI Service Company serves as agent for the PHI System Money Pool.
CAPITAL CONTRIBUTIONS:
Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Conectiv	Enertech Capital Partners, LP	*	*
Conectiv	Enertech Capital Partners II, LP	*	*
Conectiv	Enerval	*	*
Pepco Energy Services, Inc.	Trigen-Pepco Energy Services, LLC	*	*
Pepco Energy Services, Inc.	Viron/Pepco Services Partnership	*	*
Pepco Energy Services, Inc.	Seaboard Mechanical Service, Inc.	*	*
Note: Enerval is no longer an active company. * Confidential Treatment Requested

Item 3. - ASSOCIATED TRANSACTIONS Part I. - Transactions performed by reporting companies on behalf of associate companies.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Energy Supply, Inc.	Conectiv Atlantic Generation, L.L.C.	Fuel	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power and Capacity	*		*
Conectiv Energy Supply, Inc.	Conectiv Thermal Systems, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power	*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Emissions	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Power	*		*
* Confidential Treatment Requested
Part II - Transactions performed by associate companies on behalf of reporting companies.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	PJM Expenses	*		*
Conectiv Bethlehem, LLC	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Atlantic City Electric Company	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*

Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.
* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in millions):
Total consolidated capitalization as of March 31, 2003	$9,565.2	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,434.8	Line 2
Greater of $50 million or line 2	$1,434.8	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)
Energy-related business Category - Rule 58(b)(1)(ii)
Energy-related business Category - Rule 58(b)(1)(iv)
Energy-related business Category - Rule 58(b)(1)(v)
Energy-related business Category - Rule 58(b)(1)(vi)
Energy-related business Category - Rule 58(b)(1)(vii)
Energy-related business Category - Rule 58(b)(1)(viii)
Energy-related business Category - Rule 58(b)(1)(ix)

$* * * * * * * *
Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5
* Confidential Treatment Requested

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS
A.	Financial Statements:
	FS-1	Financial statements of Pepco Holdings, Inc. (incorporated by reference to the filing by Pepco Holdings, Inc. on Form 10-Q for the period ended March 31, 2003)
	FS-2	Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended March 31, 2003)
	FS-3	Financial statements of Pepco Energy Services, Inc. and Subsidiaries (confidential treatment requested)
	FS-4	Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)
	FS-5	Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)
	FS-6	Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)
	FS-7	Financial statements of DCTC-Burney, Inc. (confidential treatment requested)
	FS-8	Financial statements of Delaware Operating Services Company (confidential treatment requested)
	FS-9	Financial statements of PHI Operating Services Company (confidential treatment requested)
B.	Exhibits:
	B-2.	Certificate of Pepco Holdings, Inc.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. By: Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
May 29, 2003

Exhibit B-2
Certificate

I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Public Service Commission of the District of Columbia
2nd Floor - West Tower
1333 H Street, N.W.
Washington, DC 20005

PEPCO HOLDINGS, INC. By: Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
Date: May 29, 2003